05039677

SECURI… …SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 10075

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 South Flower Street Suite 1406
(No. and Street)

Los Angeles California 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Botzum (213) 628-0661
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Botzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 3rd day of MARCH, 2005

Vivian Hodge
Notary Public

[signature]
Signature

PRES.
Title

VIVIAN HODGE
Commission # 1527965
Notary Public - California
Los Angeles County
My Comm. Expires Nov 19, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES } ss.

On MARCH 3 2005 (Date), before me, VIVIAN HODGE, NOTARY PUBLIC (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared CHARLES A BOTZUM (Name(s) of Signer(s)),

☑ personally known to me

☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

VIVIAN HODGE
Commission # 1527965
Notary Public - California
Los Angeles County
My Comm. Expires Nov 19, 2008

Place Notary Seal Above

WITNESS my hand and official seal.

Vivian Hodge
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X17A5 PART III

Document Date: DEC 31 2004 Number of Pages: 2

Signer(s) Other Than Named Above: -0-

Capacity(ies) Claimed by Signer(s)

Signer's Name: CHARLES A BOTZUM
☐ Individual
☒ Corporate Officer — Title(s): PRES
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: HIMSELF

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.

I have audited the accompanying statement of financial condition of C.A. Botzum & Co. (a California Corporation) as of December 31, 2004 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

C.A. Botzum & Co.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 40,702
Cash and securities segregated under federal and other regulations	29,000
Receivable from customers	296
Receivable from brokers and dealers	3,785
Marketable securities, at market	3,060
Receivable from officer	8,743
Advances to stockholders, collateralized	79,690
Secured demand notes, collateralized by marketable securities	125,000
Prepaid expenses	5,521
Total assets	$ 295,797

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 482
Accrued expenses	4,221
Payable to customers	25,297
Liabilities subordinated to claims of general creditors	125,000
Total liabilities	155,000
Stockholders' equity	
Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding	325,000
Less excess of par value over consideration	(172,774)
Additional paid-in capital	202,312
Accumulated deficit	(213,741)
Total stockholders' equity	140,797
Total liabilities and stockholders' equity	$ 295,797

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 150,904
Interest income	17
Realized gains (losses)	(48)
Unrealized gains (losses) on securities	435
Other income	952
Total revenues	152,260
Expenses	
Employee compensation and benefits	9,121
Commissions and floor brokerage	25,000
Occupancy and equipment rental	66,088
Interest	1,250
Taxes, other than income taxes	369
Other operating expenses	48,258
Total expenses	150,086
Income (loss) before provision for income taxes	2,174
Income tax provision	800
Net income (loss)	$ 1,374

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Stockholders' Capital
For the Year Ended December 31, 2004

	Common Stock	Par Value In Excess of Consideration	Additional Paid-In Capital	Accumulated Deficit	Total
Beginning balance at January 1, 2004	$ 325,000	$ (172,774)	$ 202,312	$ (215,115)	$ 139,423
Net income (loss)	-	-	-	1,374	1,374
Balance at December 31, 2004	$ 325,000	$ (172,774)	$ 202,312	$ (213,741)	$ 140,797

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2004

	Subordinated debt
Balance at January 1, 2004	$ 125,000
Additions (Reductions)	–
Balance at December 31, 2004	$ 125,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 1,374
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Valuation of marketable securities to market	$ (435)	
(Increase) decrease in:		
Receivable from brokers and dealers	15,487	
Cash and securities segregated	(2,000)	
Receivable from customers	135	
Receivable from officer	(1,910)	
(Decrease) increase in:		
Accounts payable	480	
Accrued expenses	1,083	
Payable to brokers and dealers	(2,745)	
Payable to customers	(6,000)	
Total adjustments		4,095
Net cash provided by (used in) operating activities		5,469
Cash flows from investing activities:		–
Cash flows from financing activities:		
Increase in notes receivable-related party	240	
Net cash provided by (used in) financing activities		240
Net increase (decrease) in cash		5,709
Cash at beginning of year		34,993
Cash at end of year		$ 40,702
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,250	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in the state of California on April 20, 1961 and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

The Company holds securities for about 80 clients. The majority of the clients are in California, especially Southern California. No one client represents an undue concentration of risk to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis. Haircuts are deductions from net capital of certain specified percentages of the market value of securities that are long and short in the capital and proprietary accounts of the broker-dealer.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $29,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3: RECEIVABLE FROM BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations at December 31, 2004 consist of the following:

	Receivable
Securities failed-to-deliver	$ 127
Deposits	2,500
Clearing commissions	1,158
	$ 3,785

Note 4: RECEIVABLE FROM OFFICER

The receivable from officer is non-interest bearing, non-collateralized, and due on demand.

Note 5: ADVANCES TO STOCKHOLDERS COLLATERALIZED

Advances to the stockholders collateralized for $79,690 are demand, non-interest bearing obligations secured by collateral, valued net of haircuts, at $79,690 on December 31, 2004. The collateral securing the advances is as follows:

Description	Fair Market Value	Value Net of Haircuts
Corporate stocks	$ 2,621	$ 2,228
Municipal obligations	82,593	77,462
Total	$ 85,214	$ 79,690

Note 6: LEASE COMMITMENTS

The Company rents office space and office equipment on a month to month basis.

Office rent, equipment rent and vehicle expense under operating leases, which was charged to occupancy and equipment rental, totaled $66,181 for the year ended December 31, 2004.

Note 7: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2004 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 1% due May 1, 2006	$ 120,000
Liabilities subordinated to secured demand note collateral agreement:	
Interest at 1.2% due September 2, 2006	5,000
Total	$ 125,000

On April 28, 2004, the National Association of Security Dealers, Inc., accepted an amendment to this agreement for subordinated loan of $120,000 extending the maturity date from May 1, 2004 to May 1, 2006. In addition, on August 27, 2004, the maturity date of the subordinated loan for $5,000 was also extended from September 6, 2004, to September 2, 2006.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note of $120,000 is collateralized by cash, marketable securities and municipal bonds valued, net of haircuts, at $131,069 on December 31, 2004. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Municipal obligations	$ 108,122	$ 100,604
Cash	30,465	30,465
	$ 138,587	$ 131,069

Note 7: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

(Continued)

The secured demand note of $5,000 is collateralized by municipal bonds valued, net of haircuts, at $6,550 on December 31, 2004. The collateral securing the demand note is as follows:

Description		Fair Market Value	Value Net of Haircuts
Municipal obligations		$ 7,800	$ 6,550
	Total	$ 7,800	$ 6,550

Note 8: INCOME TAXES

The income tax provision for the year ended December 31, 2004 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2004, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,681, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 1,539	2009
20,933	2010
4,511	2018
9,761	2019
20,711	2020
7,086	2023
$ 64,541	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, *"Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means"* ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 10 : NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company's net capital of $251,074 exceeded the minimum net capital requirement by $1,074; and the Company's ratio of aggregate indebtedness ($3,999) to net capital was 0.02:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

C.A. Botzum & Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital

Stockholders' equity		
Common stock	$ 325,000	
Less excess of par value over consideration	(172,774)	
Additional paid-in capital	202,312	
Accumulated deficit	(213,741)	
Total stockholders' equity		$ 140,797
Add:		
Secured demand notes	125,000	
Total additions		125,000
Total capital and allowable subordinated loans		265,797
Less:		
Non allowable assets		
Prepaid expenses	(5,521)	
Receivable from officer	(8,743)	
Total non allowable assets	(14,264)	
Haircuts on securities	(459)	
Net adjustments to capital and subordinated loans		(14,723)
Net Capital		251,074
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 267	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 1,074
Percentage of aggregate indebtedness to net capital	0.02:1	

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004.

See independent auditor's report.

C.A. Botzum & Co.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 25,297	
Customers' securities failed to receive	–	
Total credits		$ 25,297
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	292	
Failed to deliver of customers' securities not older than 30 calendar days	127	
Total debits		419
Reserve Computation		
Excess of total credits over total debits		$ 24,878
Reserve required at 105%		$ 26,122
Amount held on deposit in reserve account at December 31, 2004		$ 29,000

There was $1 difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004, due to rounding.

See independent auditor's report.

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and Reserve Requirements Under Rule 15c3-3
As of December 31, 2004

Net Capital as calculated per audit report	$ 251,074
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2004	251,074
Net difference in computation of net capital	$ –
Reserve requirement as calculated per audit report	$ 26,122
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2004	26,121
Net difference in computation of reserve requirements	$ 1

See independent auditor's report.

C.A. Botzum & Co.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
C.A. Botzum & Co.

In planning and performing my audit of the financial statements and supplemental schedules of C.A. Botzum & Co. for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by C.A. Botzum & Co. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2005

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004